UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 2019

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Commission File Number: 001-38067

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Verona Pharma plc
(Exact Name of Registrant as Specified in Its Charter)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 4, 2019, Verona Pharma plc issued a press release reporting the grant of options and Restricted Stock Units ("RSU's") to directors and employees of Verona Pharma, under and in accordance with Verona Pharma’s 2017 Incentive Award Plan ("The Grant of Options and RSUs and PDMR Dealings Announcement").

Verona Pharma notified the following transactions by persons discharging managerial responsibilities (“PDMRs”) in its Ordinary Shares through the grant of options over Ordinary Shares, RSUs and Restricted American Depositary Share Units ("RADSUs"), under and in accordance with Verona Pharma’s 2017 Incentive Award Plan.

Name	Options over	RSUs and RADSUs
Dr. Jan-Anders Karlsson, CEO	1,026,944 Ordinary Shares	266,424 RSUs
Piers Morgan, CFO	359,430 Ordinary Shares	93,247 RSUs
Dr. Kathleen Rickard, CMO	70,000 ADSs (representing 560,000 Ordinary Shares)	15,000 RADSUs (representing 120,000 RSUs)
Claire Poll, Legal Counsel	256,735 Ordinary Shares	66,603 RSUs

The Grant of Options and RSUs and PDMR Dealings Announcement is furnished herewith as Exhibit 1 to this Report on Form 6-K.

This Report on Form 6-K, excluding Exhibit 1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-225107).

EXHIBIT INDEX

Exhibit No.	Description

1	Grant of Options and RSUs and PDMR Dealings Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: April 12, 2019	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel